Mail Stop 6010


								October 20, 2005


Mr. Shevach Saraf
Chief Executive Officer
Solitron Devices, Inc.
3301 Electronics Way
West Palm Beach, FL 33407


	Re:	Solitron Devices, Inc.
		Form 10-KSB for year ended February 28, 2005
		Filed June 16, 2005
		File No. 001-04978

Dear Mr. Saraf:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant